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                      SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                                ---------------
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                         PURSUANT TO SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                ---------------
                               AYDIN CORPORATION
                           (NAME OF SUBJECT COMPANY)


                               AYDIN CORPORATION
                     (NAME OF PERSON(S) FILING STATEMENT)
                                ---------------
                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   054681191
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               ---------------
                       GENE S. SCHNEYER, GENERAL COUNSEL
                               AYDIN CORPORATION
                               700 DRESHER ROAD
                          HORSHAM, PENNSYLVANIA 19044
                                (215) 657-7510

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF PERSON(S) FILING STATEMENT)

                               ---------------
                                With a copy to:

                             STEVEN WOLOSKY, ESQ.
                OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                505 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 753-7200

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ITEM 1. SECURITY AND SUBJECT COMPANY

     The name of the subject company is Aydin Corporation, a Delaware corporation (the "Company"), and the address of the principal executive offices of the Company is 700 Dresher Road, Horsham, Pennsylvania 19044. The title of the class of equity securities to which this Schedule 14D-9 relates is the common stock, par value $1.00 per share (the "Shares"), of the Company.


ITEM 2.  TENDER OFFER OF THE PURCHASER

     This Schedule 14D-9 relates to the tender offer by Angel Acquisition Corporation., a Delaware corporation ("Purchaser") and wholly owned subsidiary of L-3 Communications Corporation, a Delaware corporation ("Parent"), which is a wholly owned subsidiary of L-3 Communications Holdings Inc., a Delaware corporation ("Holdings"), disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 5, 1999 (the "Schedule 14D-1"), to purchase all of the issued and outstanding Shares at $13.50 per Share net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     As set forth in the Schedule 14D-1, the principal executive offices of Purchaser and Parent are located at 600 Third Avenue, New York, NY 10016.


ITEM 3. IDENTITY AND BACKGROUND

     (a) The name and address of the Company, which is the person filing this
Schedule 14D-9, are set forth in Item 1 above.

     (b) Except as set forth in this Item 3(b), to the knowledge of the Company, there are no material contracts, agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company's executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates.


AGREEMENTS WITH PARENT OR THE PURCHASER

     Confidentiality Agreement

     The following is a summary of certain material provisions of the Confidentiality Agreement, dated as of October 8, 1998, between the Company and Parent (the "Confidentiality Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, a copy of which is filed as Exhibit 99.1 hereto and incorporated herein by reference.

     The Confidentiality Agreement contains certain standstill covenants and other customary provisions pursuant to which, among other things, Parent has agreed to keep confidential all non-public, confidential or proprietary information relating to the Company furnished to it by the Company, subject to certain customary exceptions (the "Confidential Information"), and to use the Confidential Information solely for the purpose of evaluating a possible transaction involving the Company and Parent.

     The Merger Agreement

     The following is a summary of certain material provisions of the Agreement and Plan of Merger, dated March 1, 1999, by and among Parent, Purchaser and the Company (the "Merger Agreement"). This summary does not purport to be complete and is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is filed as Exhibit 99.2 hereto and incorporated herein by reference. Capitalized terms used and not otherwise defined below have the meanings set forth in the Merger Agreement.

     The Offer. The Merger Agreement provides for commencement of the Offer as promptly as practicable, but no later than the fifth business day from the public announcement of the execution of the


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Merger Agreement. Purchaser will, on the terms and subject to the prior satisfaction or waiver (except that the Minimum Condition, as defined below, may not be waived without the consent of the Company) of the conditions of the Offer, accept for payment and pay for Shares tendered and not withdrawn pursuant to the Offer as soon as possible after the expiration thereof. The Merger Agreement also provides that Purchaser expressly reserves the right, in its sole discretion, to waive any such condition and make any other changes in the terms and conditions of the Offer, provided that Purchaser cannot amend or waive the Minimum Condition, decrease the Offer Price or the number of Shares sought, or amend any other condition of the Offer in any manner adverse to the holders of Shares without the prior written consent of the Company. Notwithstanding the foregoing, Purchaser has agreed to extend the Offer at any time up to May 10, 1999 for one or more periods of not more than ten business days or, if longer, for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof applicable to the Offer, if, at the initial expiration date of the Offer or any extension thereof, any condition to the Offer is not satisfied or waived. In addition, the Offer Price may be increased and the Offer may be extended to the extent required by law in connection with such increase, in each case without the consent of the Company.

     Conditions to the Offer. The obligations of Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to the condition that there will be validly tendered and not withdrawn a number of Shares which, together with any Shares owned by Parent or Purchaser, represent at least a majority of the Shares outstanding on a fully diluted basis (the "Minimum Condition"). In addition, Purchaser is not required to accept for payment or, subject to applicable legal requirements, pay for any tendered Shares, and may delay acceptance for payment of, or, subject to applicable legal requirements, delay payment for, any tendered Shares, and may terminate the Offer, if (a) the Minimum Condition has not been satisfied, (b) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") has not expired or terminated prior to the expiration of the Offer, or (c) at any time on or after March 1, 1999 and before Shares are accepted for payment pursuant to the Offer, any of the following occur: (i) there shall have been any action or proceeding taken or instituted and pending, or any statute, rule, regulation, judgment, order or injunction promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger (as defined below) or any other action taken, proposed or threatened, by any domestic or foreign federal or state governmental regulatory or administrative agency, authority, court or legislative body or commission which does or could be reasonably expected to
(A) prohibit or impose any material limitations on, Parent's or Purchaser's ownership or operation of all or a material portion of the Company's or its Subsidiaries' businesses or assets, (B) prohibit or make illegal the acceptance for payment, payment for or purchase of Shares or the consummation of the Offer or the Merger, (C) result in a material delay in or restrict the ability of Purchaser, or render Purchaser unable, to accept for payment, pay for or purchase some or all of the Shares, or (D) impose material limitations on the ability of Purchaser or Parent effectively to acquire or exercise full rights of ownership of the Shares, including, without limitation, the right to vote the Shares purchased by it on all matters properly presented to the Company's stockholders; provided, that Parent will have used all reasonable efforts to cause any such judgment, order or injunction to be vacated or lifted; (ii) the representations and warranties of the Company set forth in the Merger Agreement shall not be true and accurate as of the date of consummation of the Offer as though made on or as of such date or the Company shall have breached or failed to perform or comply with any material obligation, agreement or covenant required by the Merger Agreement to be performed or complied with by it except, in each case (A) for changes specifically permitted by the Merger Agreement and
(B) those representations and warranties that address matters only as of a particular date which need only be true and accurate as of such date; (iii) the Merger Agreement shall have been terminated in accordance with its terms; (iv)
(A) the Board of Directors of the Company (the "Company Board") shall have withdrawn, or modified or changed in a manner adverse to Parent or Purchaser, its recommendation of the Offer, the Merger Agreement or the Merger, shall have recommended another proposal or offer, or shall have resolved to do any of the foregoing or (B) any such corporation, partnership, person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its Subsidiaries; (v) there shall have


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occurred any fact that had or could reasonably be expected to result in a
Company MAE (as defined below); (vi) there shall have occurred (A) any general suspension of funding, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States, (B) a decline of at least 25% in either the Dow Jones Average of Industrial Stocks or the Standard & Poor's 500 index from the date of the Merger Agreement, (C) any material adverse change or any existing or threatened condition, event or development involving a prospective material adverse change in United States or other material international currency exchange rates or a suspension of, or limitation on, the markets therefor, (D) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (E) any limitation (whether or not mandatory) by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, on, or any other event that, in the reasonable judgment of Purchaser, could reasonably be expected to materially adversely affect the extension of credit by banks or other lending institutions, (F) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States (except for any such event involving Iraq or Bosnia) or materially adversely affecting (or materially delaying) the consummation of the Offer or (G) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof; which in the reasonable judgment of Parent or Purchaser, in any such case, and regardless of the circumstances giving rise to such condition, makes it inadvisable to proceed with the Offer and/or with such acceptance for payment or payments; or (vii) any applicable waitinig periods under any material foreign statutes or regulations shall not have expired or been terminated, or any material approval, permit, authorization or consent of any domestic or foreign governmental, administrative, or regulatory agency shall not have been obtained on terms satisfactory to Parent in its reasonable discretion.

     A "Company MAE" means any fact, circumstance, condition or effect which is
(i) materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operations of the Company and its Subsidiaries, taken as a whole, other than any change, circumstance or effect relating to the economy or securities markets in general or the industries in which the Company operates and not specifically relating to the Company, or
(ii) materially adverse to the ability of the Company to perform any of its material obligations under this Agreement. A "Company MAE" will be deemed to exist if net cash of the Company and its Subsidiaries is less than $10 million (without giving effect to any transaction-related fees and expenses of the Financial Advisor, financial printers and outside counsel not exceeding $1.35 million in the aggregate) as of the close of business on the date of expiration of the Offer. Notwithstanding the foregoing, no "Company MAE" will be deemed to exist solely by reason of certain liabilities identified to Parent.

     The Merger. The Merger Agreement provides that, subject to the terms and conditions set forth therein and the provisions of the Delaware General Corporation Law, Purchaser shall be merged with and into the Company in accordance with the DGCL (the "Merger") and the separate existence of Purchaser shall cease and the Company shall continue as the Surviving Corporation, and each issued and outstanding Share (other than shares to be canceled in accordance with the Merger Agreement and any Dissenting Shares), shall be converted into and become the right to receive, the Offer Price, payable to the holder thereof, without interest (the "Merger Consideration"), upon surrender of the certificate formerly representing such share of Company Common Stock in the manner provided in the Merger Agreement, less any required withholding taxes. As of the Effective Time (as defined below and in the Merger Agreement) by virtue of the Merger and without any action on the part of any holder, all such Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration therefor upon the surrender of such certificate in accordance with the Merger Agreement, or to perfect any appraisal rights that such holder may have pursuant to Section 262 of the DGCL (the "DGCL"). The Merger Agreement also provides that (i) the directors and officers of Purchaser at the effective time of the Merger (the "Effective Time") will be the initial directors and officers, respectively, of the Surviving Corporation, until their successors have been duly elected, appointed or qualified in accordance with the Surviving Corporation's Certificate of Incorporation and By-laws, and (ii) the Certificate of Incorporation and By-laws of Purchaser will be the Certificate of Incorporation and By-laws, respectively, of the Surviving Corporation.


                                       3
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     Treatment of Options. The Merger Agreement provides that as of the
Effective Time, the Company's employee and non-employee director stock options outstanding (the "Options") will become fully exercisable and vested and the Options will be canceled. Unless otherwise agreed upon, the holders of such canceled Options will receive the excess, if any, of the Offer Price over the exercise price of such Options. See "Arrangements with Executive Officers, Directors or Affiliates of the Company."

     Directors. The Merger Agreement provides that, promptly upon Parent's purchase of and payment for Shares which represent at least a majority of the outstanding Shares (on a fully diluted basis), Purchaser will be entitled to designate such number of directors, rounded up to the next whole number, on the Company Board as shall give Purchaser, subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, representation on the Company Board equal to the product of the total number of directors on the Company Board (giving effect to the directors designated by Parent) multiplied by the percentage that the aggregate number of Shares beneficially owned by Parent, Purchaser and any of their affiliates bears to the total number of Shares then outstanding (such number being the "Board Percentage"). The Company will, upon request of Purchaser, cause Parent's designees to satisfy the Board Percentage, including without limitation increasing the size of the Company Board and securing the resignations of incumbent directors. Notwithstanding the foregoing, until the Effective Time, the Company will retain on the Company Board at least two directors who were directors of the Company on the date of the Merger Agreement; provided, that subsequent to the purchase of and payment for Shares pursuant to the Offer, Parent will always have its designees represent at least a majority of the entire Company Board. However, if at any time prior to the Effective Time there are less than two Company Designees on the Company Board, Parent, Purchaser and the Company shall either (i) use their reasonable efforts to appoint successors who are not affiliated with Parent or Purchaser or (ii) permit the resigning Company Designee to appoint his or her successors in his or her reasonable discretion. The Company will use its reasonable best efforts to cause persons designated by Purchaser to constitute the same percentage as is on the Company Board of (i) each Committee of the Company Board, (ii) each board of directors of each Subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by law.

     The Merger Agreement also provides that from and after the time, if any, that Parent's designees constitute a majority of the Company Board, any amendment of the Merger Agreement, termination of the Merger Agreement by the Company, extension of time for performance of any of the obligations of Parent or Purchaser or waiver of any condition or any of the Company's rights thereunder may be effected only by the action of a majority of the directors of the Company then in office who were directors on the date of the Merger Agreement, which action shall be deemed to constitute the action of the full Company Board; provided, that if there are no such directors, such actions may be effected by unanimous vote of the entire Company Board.

     Stockholders' Meeting. Pursuant to the Merger Agreement, the Company will, if required by applicable law in order to consummate the Merger, duly call, give notice of, convene and hold a special meeting of its stockholders (the "Special Meeting") as soon as practicable following the acceptance for payment and purchase of Shares by Purchaser pursuant to the Offer for the purpose of considering and taking action upon the approval of the Merger and adoption of the Merger Agreement.

     The Merger Agreement also provides that the Company will, if required by applicable law in order to consummate the Merger, (i) prepare and file with the SEC a preliminary proxy or information statement relating to the Merger and the Merger Agreement and will use its best efforts (A) to obtain and furnish the information required by the SEC to be included in the Proxy Statement (as defined below) and, after consultation with Parent, to respond promptly to any comments made by the SEC with respect to the preliminary proxy or information statement and cause a definitive proxy or information statement (the "Proxy Statement") to be mailed to its stockholders and (B) to obtain the necessary approvals of the Merger and the Merger Agreement by its stockholders and (ii) subject to the fiduciary obligations of the Company Board under applicable law as advised by independent counsel, include in the Proxy Statement the recommendation of the Company Board that stockholders of the Company vote in favor of the approval of the Merger and adoption of the Merger Agreement. Parent has agreed to vote all Shares then owned by it or any of its other subsidiaries and affiliates in favor of the approval of the Merger and the


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adoption of the Merger Agreement. In the event that Parent, Purchaser or any other subsidiary of Parent acquires, together with the Shares owned by them collectively, at least 90% of the outstanding Shares pursuant to the Offer or otherwise, the parties will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the Company's stockholders, in accordance with Section 253 of the DGCL (a "Short-Form Merger").

     Representations and Warranties. The Merger Agreement contains customary representations and warranties of the Company and Parent with respect to, among other things, (i) organization, (ii) authority to execute and deliver the Merger Agreement, (iii) no conflict with any agreement, governmental authorization or charter document, and (iv) accuracy of information to be supplied for inclusion in Schedule 14D-1 or Schedule 14D-9, as the case may be. Additional representations of the Company relate to, among other things, (i) capitalization, (ii) accuracy of documents and reports filed with the SEC, including financial statements, (iii) absence of undisclosed liabilities, litigation and material adverse changes, (iv) employee benefit plans/ERISA, (v) compliance with applicable laws, (vi) taxes, (vii), environmental matters,
(viii) state takeover laws, (ix) absence of changes, (x) real property, (xi) voting requirements, and (xii) year 2000 problem. Additional representations of Parent and the Purchaser relate to, among other things, (i) financing, (ii) operations of Purchaser and (iii) limitation of liability for information supplied.

     Interim Operations. In the Merger Agreement, the Company has agreed that, among other things, between the date of the Merger Agreement and prior to the time Purchaser's designees have been elected to, and constitute a majority of, the Company Board, unless Parent otherwise agrees in writing and except as otherwise contemplated by the Merger Agreement, (a) the Company and its Subsidiaries will conduct business only in the ordinary and usual course in a manner consistent with past practice and in compliance with applicable laws and the Company and its Subsidiaries shall each use its reasonable best efforts to
(i) preserve substantially intact the business organization and assets of the Company and its Subsidiaries, (ii) keep available the services of the present key officers, employees and consultants of the Company and its Subsidiaries,
(iii) preserve the present relationships of the Company and its Subsidiaries with customers, suppliers and other persons with which the Company or any of its Subsidiaries has significant business relations, and (iv) maintain net cash of the Company and its Subsidiaries of at least $10 million (without giving effect to any transaction-related fees and expenses of the Financial Advisor, financial printers and outside counsel not exceeding $1.35 million in the aggregate) as of the close of business on the date of the expiration of the Offer; and (b) the Company will not, directly or indirectly, (i) sell, transfer or pledge or agree to sell, transfer or pledge any Shares or capital stock of any of its Subsidiaries beneficially owned by it, either directly or indirectly; (ii) amend its Certificate of Incorporation or By-laws or similar organizational documents; or (iii) split, combine or reclassify the outstanding Shares or any outstanding capital stock of any of its Subsidiaries.

     In addition, neither the Company nor any of its Subsidiaries will (i) declare, set aside or pay any dividend or other distribution payable in cash, stock or property with respect to its capital stock; (ii) issue, deliver, sell, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of capital stock of any class of the Company or its Subsidiaries, other than Shares reserved for issuance on the date of the Merger Agreement or issuances pursuant to the exercise of Options outstanding on the date of the Merger Agreement; (iii) transfer, lease, license, sell, mortgage, pledge, dispose of or encumber any material assets other than in the ordinary and usual course of business and consistent with past practice; (iv) incur or modify any indebtedness or liability or issue any debt security; (v) redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (vi) modify, amend or terminate any of its material agreements or waive, release or assign any material rights or claims, except in the ordinary course of business and consistent with past practice; (vii) permit any material insurance policy naming the Company as a beneficiary or a loss payable payee to be canceled or terminated without replacement with a policy with coverage no less favorable to the Company and its Subsidiaries on terms and conditions no less favorable to the Company and its Subsidiaries; (viii) (A) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the material obligations of any other person (other than wholly owned Subsidiaries of the Company), except in the ordinary and


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usual course of business; (B) make any material loans, advances or capital contributions to, or investments in, any other person (other than to wholly owned Subsidiaries of the Company in the ordinary and usual course of business); (C) make any bid or proposal, or enter into or amend in any material respect any contract or agreement other than in ordinary course of business consistent with past practice, which in any event would either (i) involve aggregate consideration under such bid, proposal, contract or agreement in excess of $2 million or (ii) be a bid, proposal or renewal in an amount at which the Company would expect such bid, proposal or renewal to result in a loss to the Company; (D) authorize any single capital expenditure which is in excess of $250,000 or capital expenditures which are, in the aggregate, in excess of $1.0 million for the Company and its Subsidiaries taken as a whole;
(E) enter into any transaction, contract or commitment with any affiliate of the Company; or (F) enter into any material commitment or transaction with respect to any of the foregoing (including, but not limited to, any borrowing, capital expenditure or purchase, sale or lease of assets); (ix) change any of the accounting methods used by the Company unless required by GAAP; (x) except as permitted in connection with the termination of the Merger Agreement, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries; (xi) except to the extent required under existing employee and director benefit plans, agreements or arrangements as in effect on the date of the Merger Agreement and disclosed to Parent, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of employees of the Company or its Subsidiaries who are not officers of the Company in the ordinary course of business in accordance with past practice, or grant any retention, severance or termination pay not currently required to be paid under existing severance plans to or enter into any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of the Company or any of its Subsidiaries, or establish, adopt enter into or amend or terminate any collective bargaining agreement or Company Plan, including, but not limited to, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employers; (xii) make or change any Tax election, make or change any method or accounting with respect to Taxes, file any amended Tax Return or settle or compromise any material Tax liability; (xiii) settle or compromise any pending or threatened suit, action or claim against the Company or any Subsidiary for an aggregate amount in excess of $50,000 or which is material or which relates to the transactions contemplated hereby; (xiv) make any change in the key management structure of the Company or any of its Subsidiaries, including, without limitation, the hiring of additional officers or the termination of existing officers; (xv) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent of otherwise), other than the payment, discharge or satisfaction in the ordinary course of business in accordance with the terms of such obligation or liability and consistent with past practice of liabilities reflected or reserved against in the financial statements of the Company or incurred in the ordinary course of business and consistent with past practice; (xvi) acquire (by merger, consolidation, acquisition or stock or assets or otherwise) any corporation, partnership or other business organization or division thereof or any material assets; (xvii) take, or agree to commit to take, any action that would make any representation or warranty of the Company contained in the Merger Agreement inaccurate in any material respect at, or as of any time prior to, the Effective Time (except for representations made as of a specific date); or (xviii) authorize or enter into an agreement to do any of the foregoing.

     No Solicitation. Pursuant to the Merger Agreement, the Company has agreed that it and all of its Subsidiaries or affiliates, officers, directors, employees, representatives and agents, will cease any existing discussions or negotiations, if any, with any parties conducted heretofore with respect to any acquisition or exchange of all or any material portion of the assets or equity in the Company or any of its Subsidiaries or any business combination with the Company or any of its Subsidiaries. Furthermore, neither the Company, any of its Subsidiaries or affiliates nor their respective officers, directors, employees, representatives or agents, shall directly or indirectly solicit, participate in or initiate discussions or negotiations with, or provide any information to any third party concerning any merger, consolidation, tender offer, exchange offer, sale of all or substantially all of the Company's direct and indirect assets, sale of shares of capital stock or similar business combination transactions involving the Company or any

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Subsidiary or principal operating or business unit of the Company ("Acquisition
Proposal"); provided, however, that if, at any time prior to the purchase of Shares by Purchaser in the Offer, the Company Board by majority vote determines in good faith, after receiving advice from its financial advisor and outside counsel, that failing to take such action would constitute a breach of the fiduciary duties of the Company Board under applicable law, the Company may, in response to a bona fide written Acquisition Proposal which did not result from a breach of the foregoing and which the Company Board determines in good faith is superior to the Offer (any such bona fide written Acquisition Proposal being referred to as a "Superior Proposal"), (i) furnish information or provide access with respect to the Company and each of its Subsidiaries to such Person pursuant to a customary confidentiality agreement (as determined by the Company after consultation with its outside counsel) and (ii) participate in discussions and negotiations regarding such Acquisition Proposal. The Company Board agrees that it will keep Parent informed, on a current basis, of the status and terms of any such proposals.

     In the event that prior to the completion of the Offer, the Company Board determines in good faith, after the Company has received a Superior Proposal and receipt of formal advice from its financial advisor and outside counsel that failing to take such action would constitute a breach of its fiduciary duties under applicable law, the Company Board may withdraw or modify its approval or recommendation of the Offer, the Merger or the Merger Agreement, approve or recommend a Superior Proposal or terminate the Merger Agreement pursuant to the terms of that agreement, provided that prior to any such action, the Company (i) gives Parent at least two business days' notice of the effectiveness of such action and (ii) simultaneously with such action, pays to Parent the $3 million termination fee (see "--Termination Fee"). The foregoing provisions will not prohibit the Company or the Company Board from taking and disclosing to the Company's stockholders a position with respect to a tender or exchange offer by a third party pursuant to Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making such disclosure to the Company's stockholders or otherwise which, in the judgment of the Company Board with the advice of independent legal counsel, is required under applicable law or the rules of any stock exchange. The Company agrees not to release any third party from, or waive any provisions of, (i) any standstill agreement to which the Company is a party (other than for the limited purpose of discussions and negotiations permitted by the foregoing) and (ii) any confidentiality agreement to which the Company is a party.

     Employee Benefits. The Merger Agreement provides that Parent shall or cause the Surviving Corporation to, until at least December 31, 1999, maintain employee benefit plans, programs and arrangements (other than stock-based plans) which are, in the aggregate, for the employees who were active full-time employees of the Company or any Subsidiary immediately prior to the Effective Time and continue to be active full-time employees of Purchaser, the Surviving Corporation, any Subsidiary or any other affiliate of Purchaser, no less favorable than those provided by the Company and any Subsidiary immediately prior to the Effective Time. From and after the Effective Time, for purposes of determining eligibility, vesting and entitlement to vacation and severance and other benefits for employees actively employed full-time by the Company or any Subsidiary immediately prior to the Effective Time and who continue in the employ of the Company following the Effective Time under any compensation, severance, welfare, pension, benefit, savings or other Plan of Parent or any of its Subsidiaries in which active full-time employees of the Company and any Subsidiary become eligible to participate (whether pursuant to the foregoing or otherwise), service with the Company or any Subsidiary (whether before or after the Effective Time) shall be credited as if such service had been rendered to Parent or such Subsidiary (except to the extent necessary to prevent duplication of benefits). Parent will, and will cause the Surviving Corporation to, observe all employment, severance agreements or arrangements which provide for the acceleration of benefits to employees of the Company upon a change of control, plans or policies of the Company and its Subsidiaries.

     Directors' and Officers' Insurance and Indemnification. The Merger Agreement provides that (a) from and after the consummation of the Offer through the sixth anniversary of the date the Effective Time occurs, Parent shall, and shall cause the Surviving Corporation to, indemnify, defend and hold harmless any person who is now, or has been at any time prior to the date hereof, or who becomes prior to the Effective Time, an officer or director (the "Indemnified Party") of the Company and its Subsidiaries against all losses, claims, damages, liabilities, costs and expenses (including reasonable attorneys' fees and expenses), judgments, fines, and amounts paid in settlement in connection with any actual or threatened action, suit, claim, proceeding or investigation (each a "Claim") to the extent that any such Claim is based on, or arises out of, (i) the fact that such person is or was a director, officer, employee or agent of the Company or any Subsidiaries or is or was serving at the request of the Company or any of its Subsidiaries as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, or (ii) the Merger Agreement, or any of the transactions contemplated thereby, in each case to the extent that any such Claim pertains to any matter or fact arising, existing, or occurring prior to or at the Effective Time, regardless of whether such Claim is asserted or claimed prior to, at or after the Effective Time, to the full extent permitted under Delaware law or the Company's Certificate of Incorporation, By-laws or indemnification agreements in effect at the date hereof, including provisions relating to advancement of expenses incurred in the defense of any action or suit; provided that in the event any Indemnified Party becomes involved in any capacity in any Claim, then from and after consummation of the Offer, the Company (or the Surviving Corporation if after the Effective Time) shall, periodically advance to such Indemnified Party its legal and other expenses (including the cost of any investigation and preparation incurred in connection therewith), subject to the provision by such Indemnified Party of an undertaking to reimburse the amounts so advanced in the event of a final non-appealable determination by a court of competent jurisdiction that such Indemnified Party is not entitled thereto; (b) no Indemnified Party may settle any such claim without the prior approval of Parent or the Surviving Corporation (such consent not to be unreasonably withheld); (c) in the event that any claim, action, suit, proceeding or investigation is brought against more than one Indemnified Party (whether arising before or after the Effective
Time), the Indemnified Parties as a group shall retain one counsel (plus appropriate local counsel) reasonably satisfactory to Parent or the Surviving Corporation; (d) Parent and the Company have agreed that all rights to indemnification and all limitations of liability existing in favor of the Indemnified Party as provided in the Company's Certificate of Incorporation and By-laws as in effect as of the date hereof shall survive the Merger and shall continue in full force and effect, without any amendment thereto, for a period of six years from the Effective Time to the extent such rights are consistent with the DGCL; provided that, in the event any claim or claims are asserted or made within such six year period, all rights to indemnification in respect of any such claim or claims shall continue until disposition of any and all such claims; provided further, that any determination required to be made with respect to whether an Indemnified Party's conduct complies with the standards set forth under Delaware law, the Company's Certificate of Incorporation or By-laws or such agreements, as the case may be, shall be made by independent legal counsel selected by the Indemnified Party and reasonably acceptable to Parent; and provided further, that nothing in the Merger Agreement shall impair any rights or obligations of any present or former directors or officers of the Company; (e) in the event Parent or Purchaser or any of their successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then, and in each such case, proper provision shall be made so that the successors and assigns of Parent and Purchaser assume the obligations set forth above and none of the actions described in clauses (i) or
(ii) shall be taken until such provision is made; and (f) Parent or the Surviving Corporation shall maintain the Company's existing directors' and officers' liability insurance policy ("D&O Insurance") for a period of not less than six years after the Effective Date; provided, that (i) Parent may substitute therefor policies of substantially similar coverage and amounts containing terms no less advantageous to such former directors or officers;
(ii) if the existing D&O Insurance expires or is canceled during such period, Parent or the Surviving Corporation will use their reasonable best efforts to obtain substantially similar D&O Insurance, (iii) in no event shall Parent or the Surviving Corporation be required to expend more than an amount per year in excess of 175% of current annual premiums paid by the Company to maintain or procure insurance coverage described above; and (iv) if the annual premiums of such insurance coverage would exceed 175% of current annual premiums, Parent or the Surviving Corporation shall obtain a policy with the greatest coverage available for a cost not exceeding 175% of current annual premiums.

     Conditions to the Merger. The Merger Agreement provides that the respective obligations of each party to effect the Merger are subject to the satisfaction, on or prior to the Closing Date, of the following conditions: (a) if required by the DGCL, the Merger Agreement will have been approved and adopted by the requisite vote of the Company's stockholders in order to consummate the Merger; (b) no statute, rule, order, decree or regulation will have been enacted or promulgated by any foreign or domestic Governmental Entity or authority of competent jurisdiction which prohibits consummation of the Merger and all governmental consents, orders and approvals required for the consummation of the Merger and the transactions contemplated by the Merger Agreement will have been obtained and be in effect at the Effective Time; (c) there will be no order or injunction (whether temporary, preliminary or permanent) of a foreign or United States federal or state court or other governmental authority of competent jurisdiction in effect precluding, restraining, enjoining or prohibiting consummation of the Merger which order or injunction is final and non-appealable; (d) the applicable time period under the HSR Act shall have expired or been terminated; and (e) Parent, Purchaser or their affiliates shall have purchased Shares pursuant to the Offer.

     Termination. The Merger Agreement provides that it may be terminated and the Merger abandoned at any time prior to the Effective Time, whether before or after stockholder approval thereof: (a) by mutual consent of the Board of Directors of Parent and the Company Board; (b) by either of the Company Board or the Board of Directors of Parent (i) if Parent or Purchaser shall have terminated the Offer or if Shares shall not have been purchased pursuant to the Offer on or prior to May 10, 1999; provided, however, that in the event of a delay in Purchaser's purchase of the Shares pursuant to the Offer resulting from an inquiry for additional materials made by a Governmental Entity relating to the HSR Act or Federal antitrust laws, the right to terminate the Merger Agreement under this clause (i) shall be extended until June 23, 1999; provided, further, that the right to terminate this Agreement under this clause
(i) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of Parent or Purchaser, as the case may be, to purchase Shares pursuant to the Offer on or prior to such date or (ii) if any Governmental Entity of competent jurisdiction has issued an order, decree or ruling or taken any other action (which the parties will use their reasonable best efforts to lift) permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement, and such order, decree, ruling or other action has become final and non-appealable and, with respect to any court or governmental body located outside the United States, such order, decree, ruling or other action would, either individually or in the aggregate, have a Company MAE or a material adverse effect on the business, operations, assets, condition (financial or otherwise) or results of operations of Parent and its Subsidiaries taken as a whole; (c) by the Company Board (i) if, prior to the purchase of Shares pursuant to the Offer, the Company Board has (A) received a bona fide offer which the Company Board determines in good faith is a Superior Proposal, and (B) determined in good faith, as a result of such Superior Proposal, after receiving advice from its financial advisor and outside counsel to the Company, that the failure to terminate the Merger Agreement would violate its fiduciary duties to the Company's stockholders under applicable law (provided that such termination under the foregoing shall not be effective until the Company has made payment of the fee required simultaneously with such termination pursuant to the terms of the Merger Agreement); (ii) if, prior to the purchase of Shares pursuant to the Offer, Parent or Purchaser breaches or fails in any material respect to perform or comply with any of its material covenants and agreements or breaches its representations and warranties in any material respect, and such breach is not cured within fifteen (15) business days of written notice; (iii) if Parent or Purchaser has terminated the Offer, or the Offer has expired, without Parent or Purchaser purchasing any Shares; provided, that the Company may not terminate the Merger Agreement pursuant to this clause (iii) if the Company is in material breach of the Merger Agreement; or (iv) if Purchaser shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided that the Company may not terminate the Merger Agreement pursuant to this clause (iv) if the Company is in material breach of the Merger Agreement; or (d) by the Board of Directors of Parent if (i) Purchaser shall have failed to commence the Offer on or prior to five business days following the date of the initial public announcement of the Offer; provided that Parent may not terminate the Merger Agreement pursuant to this clause (i) if Parent is in material breach of the Merger Agreement; (ii) prior to the purchase of Shares pursuant to the Offer, the Company Board has withdrawn, or modified or changed in a manner adverse to Parent or Purchaser its approval or recommendation of the Offer, the Merger Agreement or the

Merger, or has recommended an Acquisition Proposal or has executed an agreement in principle or definitive agreement relating to an Acquisition Proposal or similar business combination with a person or entity other than Parent, Purchaser or their affiliates (or the Company Board resolves to do any of the foregoing); (iii) following any negotiations by the Company with any person (other than Parent or Purchaser) of an Acquisition Proposal, there shall have been a breach of any covenant or agreement on the part of the Company contained in the Merger Agreement such that the conditions set forth in clause (b) of Annex A of the Merger Agreement would not be satisfied; (iv) prior to the purchase of Shares pursuant to the Offer, Company breaches or fails in any material respect to perform or comply with any of its material covenants and agreements contained in the Merger Agreement or breaches its representations and warranties therein in any material respect, and such breach is not cured within fifteen (15) business days of written notice; or (v) the Minimum Condition shall not have been satisfied by the expiration date of the Offer and on or prior to such date (A) any person (other than Parent or Purchaser) shall have made and not withdrawn a bona fide proposal or public announcement or communication to the Company with respect to an Acquisition Proposal or (B) any person (including the Company or any of its affiliates or Subsidiaries), other than Parent, Purchaser or any of their affiliates shall have become the beneficial owner of more than 25% of the Shares.

     Effect of Termination; Termination Fee. In the event of the termination of the Merger Agreement, written notice thereof shall forthwith be given to the other party or parties specifying the provision thereof pursuant to which such termination is made, and the Merger Agreement shall forthwith become null and void (except for the section pertaining to the termination fee), and there shall be no liability on the part of Parent or the Company except for fraud or for willful breach of the Merger Agreement. If the Merger Agreement is terminated by the Company pursuant to the provision described in clause (c)(i) or terminated by Parent pursuant to the provision described in clause (d)(ii) or (d)(v) under "Termination" above (provided that at the time of such termination by Parent, Parent and Purchaser were not in material breach of the Merger Agreement), the Company will concurrently with such termination pay Parent the $3.0 million termination fee.

     The Tender Agreement. Concurrently with the execution of the Merger Agreement, Parent, Purchaser, and each of Steel Partners II, L.P., Sandera Partners, L.P., and Newcastle Partners, L.P. (collectively, the "Stockholders") entered into a Tender Agreement (the "Tender Agreement"). The following is a summary of certain provisions of the Tender Agreement and does not purport to be complete and is qualified in its entirety by reference to the complete text of the Tender Agreement, a copy of which is filed as Exhibit 99.3 hereto and is incorporated by reference.

     Pursuant to the Tender Agreement, the Stockholders agreed to validly tender all of their shares pursuant to the Offer and not withdraw any shares therefrom.

     Each Stockholder agreed pursuant to the Tender Agreement that it would (a) vote the Shares owned by it in favor of the Merger Agreement; (b) vote the Shares against any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of the Company under the Merger Agreement; and (c) vote the Shares against any action or agreement (other than the Merger Agreement or the transactions contemplated thereby) that would impede, interfere with, delay, postpone or attempt to discourage the Merger or Offer. As of and following the date of the Tender Agreement, each Stockholder agreed not to vote such Shares or grant any other proxy or power of attorney with respect to any Shares, deposit any Shares into a voting trust or enter into any agreement, arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of such Shares.



ARRANGEMENTS WITH EXECUTIVE OFFICERS, DIRECTORS OR AFFILIATES OF THE COMPANY

     Change in Control Agreements. On September 16, 1998, the Company entered into executive retention agreements (the "Executive Retention Agreements") with the following key employees: James Henderson; Gene Schneyer; Daniel Saginario; Jim Tomkins; Hal Gilje; and Walter Estulin. The Executive Retention Agreements provide, among other things, (i) for the payment of a retention bonus if in the absence of a change in status transaction the executive remains continuously employed by the Company for a period of one year from the date of the Executive Retention Agreement or for a period of six months from the date of a change in status transaction occurring during such one year period and (ii) for the payment of certain severance benefits if the executive's employment is terminated by the Company without cause or by the executive for good reason within the two year period following the date of the Executive Retention Agreement. The amount of the retention bonus payable under the Executive Retention Agreements is equal to twenty-five percent (25%) of the executive's annual base salary. The severance benefits an executive will receive under the Retention Agreements include the executive's full base salary for the one year period subsequent to the date of his termination, the full exercisability for one year of all options to purchase shares of the Company's Common Stock granted to the executive, and the continuance of all life insurance and medical plans until the end of the one year period subsequent to the date of the executive's termination or, if sooner, until his commencement of full-time employment with a new employer. A Form of Executive Retention Agreement is filed as Exhibit 99.4 hereto and is incorporated herein by reference.

     On September 29, 1998, the Company entered into executive retention agreements (the "Turkish Officer Retention Agreements") with the following key employees who are located in Turkey: Kursat Yahyabeyoglu; Taner Oztek; Erodogan Over; and Serdar Akkor. The Turkish Officer Retention Agreements, provide, among other things, (i) for the payment of a retention bonus if in the absence of a change in status transaction the executive remains continuously employed by the Company for a period of one year from the date of the Turkish Officer Retention Agreement or for a period of six months from the date of a change in status transaction occurring during such one year period and (ii) for the payment of certain severance benefits if the executive's employment is terminated by the Company without cause or by the executive for good reason within the two year period following the date of the Turkish Officer Retention Agreement. The amount of the retention bonus payable under the Turkish Officer Retention Agreements is equal to twenty-five percent (25%) of the executive's annual base salary. The severance benefits an executive will receive under the Turkish Officer Retention Agreements include the executive's full base salary for the six month period subsequent to the date of his termination, the full exercisability for one year of all options to purchase shares of the Company's Common Stock granted to the executive, and the continuance of all life insurance and medical plans until the end of the six month period subsequent to the date of the executive's termination or, if sooner, until his commencement of full-time employment with a new employer. A Form of Turkish Officer Retention Agreement is filed as Exhibit 99.5 hereto and is incorporated herein by reference.

     On November 20, 1998, the Company entered into executive retention agreements (the "Financial Officer Retention Agreements") with the following key finance employees: Louis Belardi; Alan Boone; and Brian McMullin. The Financial Officer Retention Agreements, provide, among other things, (i) for the payment of certain severance benefits if the executive's employment is terminated by the Company without cause or by the executive for good reason within the two year period following the date of the Financial Officer Retention Agreement. The severance benefits an executive will receive under the Financial Officer Retention Agreements include the executive's full base salary for the six month period subsequent to the date of his termination, the full exercisability for six months of all options to purchase shares of the Company's Common Stock granted to the executive, and the continuance of all life insurance and medical plans until the end of the six month period subsequent to the date of the executive's termination or, if sooner, until his commencement of full-time employment with a new employer. A Form of Financial Officer Retention Agreement is filed as Exhibit 99.6 hereto and is incorporated herein by reference.

     Certain Provisions in the Merger Agreement. As described above, the Merger Agreement provides that, until at least December 31, 1999, full-time employees of the Company who continue to be full-time employees of the surviving company will receive employee benefits that are no less favorable in the aggregate than those provided to such employees immediately prior to the Merger. With respect to such benefits, service accrued with the Company and its subsidiaries by such employees will be recognized for all purposes except to the extent necessary to prevent duplication of benefits. The Merger Agreement further provides that Parent will honor all employment and severance agreements with employees and former employees of the Company.

     The Merger Agreement also provides for Parent to, and to cause the Company (or the Surviving Corporation if after the Effective Time) to, indemnify, defend and hold harmless, among other persons, the Company's officers and directors against claims, losses, and liability arising out of, among other things, (i) the fact that such person was a director or officer of the Company or (ii) the Merger Agreement or any of the transactions contemplated thereby, in each case, to the full extent permitted under Delaware law or the Company's Certificate of Incorporation or By-laws or existing indemnification agreements. Parent also agreed in the Merger Agreement that all rights to indemnification and all limitations on liability provided to directors and officers in the Company's Certificate of Incorporation or By-laws as in effect as of the date of the Merger Agreement will survive the Merger and continue in full force and effect, without any amendment thereto, for six years from the Effective Time to the extent such rights are consistent with the DGCL. Additionally, Parent has agreed that either it or the Surviving Corporation will maintain the Company's existing officers' and directors' liability insurance policy for a period of not less than six years after the Effective Date; provided, that the aggregate annual premiums for such insurance at any time during such period will not exceed 175% of the per annum rate of premiums paid by the Company and its Subsidiaries on the date of the Merger Agreement. See "The Merger Agreement--Directors' and Officers' Insurance and Indemnification."

ITEM 4. THE SOLICITATION OR RECOMMENDATION

     (a) Recommendation of the Company Board. The Company Board has unanimously approved the Merger Agreement, the Offer and the Merger, has determined that the Offer and the Merger are fair to and in the best interests of the Company's stockholders, and recommends that the Company's stockholders accept the Offer and tender their Shares in the Offer.

     A letter to the Company's stockholders communicating the Company Board's recommendation and a press release announcing the execution of the Merger Agreement are filed herewith as Exhibits 99.9 and 99.10, respectively, and are incorporated herein by reference.

     (b) Background; Reasons for the Board's Recommendation. On August 20, 1998, the Company engaged PricewaterhouseCoopers Securities, LLC ("PwCS") as its financial advisor to evaluate strategic alternatives available to the Company, including a possible sale transaction. As part of this engagement, PwCS solicited interest from a select group of potential purchasers.

     In early October 1998, PwCS and representatives of the Company contacted Parent to inquire whether Parent had an interest in acquiring the Company. On October 8, 1998, Parent executed a customary confidentiality agreement with respect to the exchange of non-public information between the Company and Parent.

     On November 9, 1998, Parent was provided with a copy of the Confidential Offering Memorandum prepared by PwCS.

     On November 19, 1998, Parent submitted a letter to the Company Board indicating that it was potentially interested in acquiring 100% of the common stock of the Company. On November 23, 1998, Frank C. Lanza, the Chairman and Chief Executive Officer of Parent, met with Warren Lichtenstein, Chairman of the Board of the Company, regarding Parent's, interest in the Company. In a subsequent telephonic conversation, Mr. Lichtenstein and James Henderson (President and Chief Operating Officer of the Company) had discussions with representatives of Parent regarding the Company's projected 1998 financial performance.

     On November 24, 1998, Parent submitted a revised indication of interest pursuant to which Parent would acquire 100% of the common stock of the Company at $13.25 per share. Parent's revised proposal contemplated that 40% of the price would be payable in cash and the remaining 60% would be payable in shares of the common stock of Holdings. Parent also requested a 30 day exclusive negotiation period during which it intended to complete its due diligence review. On November 24, 1998, the Company Board held a meeting at which it reviewed Parent's proposal with members of the Company's senior management, PwCS and Olshan Grundman Frome Rosenzweig & Wolosky LLP, special counsel to the Company ("OGFR&W"). Following discussions, the Company Board determined that the best means for providing value to its stockholders was to continue soliciting other interested parties while continuing discussions with Parent.

     In December 1998, Parent commenced its due diligence review of the Company. In mid-December 1998, representatives of the Company and Parent discussed the general terms of a possible transaction.

     On December 23, 1998, legal counsel for Parent, delivered to OGFR&W comments on the form of the merger agreement previously provided to Parent.

     In late December 1998, Mr. Lanza informed representatives of PwCS that, subject to confirmatory due diligence, Parent might be willing to propose an all cash acquisition of the Company's outstanding shares for up to $14.00 per share. Shortly thereafter, representatives of Parent commenced a due diligence investigation of the Company and held discussions with members of the Company's senior management. During this period of time, representatives of PwCS and OGFR&W continued to negotiate with Parent and its legal counsel regarding the terms of the transaction.

     At a telephonic meeting of the Company Board on December 29, 1998, which was adjourned and completed on December 30, 1998, the Company Board met to review with the Company's financial and legal advisors, the terms and conditions of the proposed merger agreement with Parent. The Board reviewed various legal and business issues raised by Parent's representatives comments to the merger agreement.

     In early January 1999, the Company was advised that Parent was not willing to proceed with the proposed acquisition of the Company at the present time. Discussions with representatives of Parent and Parent's due diligence review of the Company were discontinued at that time, negotiations with Parent were suspended.

     During January and early February 1999, PwCS continued to solicit bids from other prospective acquirers. The Company delivered management presentations to three other potential buyers. The Company eventually decided not to pursue a transaction with such parties for various reasons.

     On February 10, 1999, representatives of the Company contacted Parent to inquire as to whether Parent was interested in restarting discussions regarding the acquisition of the Company. In the course of such discussions, Mr. Lanza indicated that it was likely that Parent's proposed offering price would be decreased. On February 11 and 12, 1999, James Henderson and representatives of PwCS met with representatives of Parent in New York to further discuss the Company's valuation.

     On February 17, 1999, Parent submitted a revised offer of $13.00 per share, in cash, for 100% of the outstanding common stock of the Company. Later that day representatives of PwCS contacted Mr. Lanza to discuss the valuation of the Company. During such conversation, Mr. Lanza orally agreed to an upward revision in price to $13.25 per share. Subsequently, on February 22, 1999, Mr. Lichtenstein negotiated a further upward revision in price to $13.50 per share.


     On February 23, 1999, the Company Board commenced a meeting whereby they had detailed discussions regarding the terms of the proposed Merger Agreement. The Board meeting was adjourned and reconvened on March 1, 1999. At such meeting, PwCS presented its financial analyses of the Company's valuation and Parent's proposal and rendered an oral fairness opinion to the Company Board, which was confirmed in writing on March 1, 1999. Following the Company Board's review of the final terms of the Offer and the Merger, the Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair and in the best interests of the Company's stockholders, approved the Merger Agreement and the transactions contemplated thereby, and recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement and the transactions contemplated thereby.

     Following the meeting of the Company Board, Parent, Purchaser and the Company executed and delivered the Merger Agreement. Early in the afternoon on March 1, 1999, the Company issued a press release announcing the execution of the Merger Agreement.

     Reasons for the Transaction; Factors Considered by the Board. In approving the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, and recommending that the Company's stockholders accept the Offer and tender their Shares, the Company Board considered a variety of factors, including:

   1. The financial condition, results of operations, cash flows, business opportunities, current strategies, business plans, competitive position and prospects of the Company (and the risks involved in achieving such prospects), and current economic and market conditions.

   2. The presentations of PwCS at the meetings of the Company Board held on December 29, 1998 (which was adjourned and completed on December 30,
      1998) and February 23, 1999 (which was adjourned and completed on March 1, 1999) with respect to, among other things, the Offer and the Merger, and the opinion of PwCS orally delivered at the February 23, 1999 meeting and confirmed in writing on March 1, 1999 to the effect that as of such date the $13.50 per share in cash to be received by the Company's stockholders pursuant to the Offer and the Merger was fair from a financial point of view to the Company's stockholders. The full text of the PwCS opinion dated March 1, 1999, which sets forth the assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B and filed herewith as Exhibit 99.10 and is hereby incorporated herein by reference. Stockholders of the Company are urged to read the opinion carefully in its entirety.

   3. The fact that in August 1998 the Company issued a press release stating that the Company Board had engaged PwCS to assist the Company in evaluating potential strategic alternatives to enhance stockholder value, and that since such time PwCS and senior management of the Company had engaged in discussions with a substantial number of parties interested in a possible transaction involving all or part of the Company. Based on such discussions and the views of members of senior management of the Company, the Company Board believed that it was unlikely that any party would propose an acquisition or strategic business combination involving the entire Company that would be more favorable to the Company and its stockholders than the Offer and the Merger. In addition, while PwCS and senior management of the Company had also identified a significant number of parties interested in transactions involving certain of the Company's existing businesses and assets, the Company Board determined that such transactions, if successfully carried to completion, were not likely to provide value to the Company's stockholders greater than that provided by the Offer and the Merger.

   4. The Board's review of strategic alternatives to the Offer and the Merger not involving a sale of the Company to a third party, including a recapitalization, share repurchases, acquisitions and dispositions of certain assets, and the Company Board's belief, based on numerous factors, including presentations by PwCS and senior management of the Company, that none of such alternatives, if successfully carried to completion, was likely to provide greater value to the Company's stockholders than that provided by the Offer and the Merger.

   5. Historical market prices and trading data relating to the Company's shares of common stock, including the fact that the consideration of $13.50 per share to be received by the Company's stockholders pursuant to the Offer and the Merger represents (a) a premium of approximately 39% over the reported closing price of $9.69 per share on the New York Stock Exchange ("NYSE") on February 26, 1999, the last full trading day preceding the date of the meeting held on March 1, 1999.

   6. The arms-length negotiations between representatives of the Company and Parent with respect to the consideration and other terms of the Merger Agreement, and the Company Board's belief that $13.50 per share represents the highest per share consideration that could be negotiated with Parent.

   7. The fact that the structure of the Offer and the Merger provides for a cash tender offer for all shares to be followed by a second-step merger for the same consideration, thereby enabling the Company's stockholders to obtain cash for their shares at the earliest possible time.

   8. The fact that the Merger Agreement permits the Company to provide access and furnish information to, and participate in discussions or negotiations with, third parties in response to a Superior Proposal if the Company Board determines in good faith, after receiving formal advice from its financial advisor and outside counsel, that taking such action is reasonably necessary for the Company Board to comply with its fiduciary duties to the Company's stockholders under applicable law.


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

   9. The fact that the Company Board is permitted, upon payment to Parent of a $3 million termination fee, to terminate the Merger Agreement if prior to the purchase of shares pursuant to the Offer, the Company Board has
      (a) withdrawn, modified or changed in a manner adverse to Parent, its approval or recommendation of the Offer, the Merger Agreement or the Merger in order to approve and permit the Company to execute an agreement relating to a Superior Proposal and (b) determined in good faith, after consultation with independent legal counsel, that the failure to take such action would be inconsistent with its fiduciary duties to the Company's stockholders under applicable law. The Company Board noted that termination fees are customary in transactions of this type and the Company Board did not believe that the termination fee provision would deter a more attractive offer for the Company in the event another third party was interested in acquiring the Company, especially in view of the process conducted by the Company in exploring strategic alternatives.

   10. The other terms and conditions of the Merger Agreement, including the fact that the obligations of Parent and Purchaser to consummate the Offer and the Merger are not conditioned upon financing and are subject to relatively few conditions.

   11. The Company Board was aware that, pursuant to the Merger Agreement, Parent and Purchaser are required to honor all employment and severance agreements and arrangements with employees and former employees of the Company, and to provide the Company's employees who continue in the full time employment of the surviving corporation with employee benefits that are no less favorable in the aggregate than those provided to such employees prior to the date of execution of the Merger Agreement.

     The foregoing discussion of the information and factors considered by the Company Board is not intended to be exhaustive, but includes the material factors considered by the Company Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given differing weights to different factors.


ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     PwCS was retained, pursuant to the terms of a letter agreement, dated as of August 20, 1998 (the "Letter Agreement"), to serve as the Company's financial advisor in connection with its assessment of options available to the Company to increase stockholder value and engage in a potential Transaction (defined as a sale of all or any part of the Company or its divisions or affiliated companies by means of a merger, consolidation, reorganization, spin-off, recapitalization or restructuring, joint venture, tender or exchange offer, purchase or sale of stock or assets, or other similar transaction or series of transactions). PwCS also agreed to render an opinion as to the fairness of the financial consideration to be received by stockholders of the Company or the Company, as the case may be, in a Transaction.

     The Company agreed to pay PwCS a fee of $200,000 in cash as compensation for their fairness opinion, of which $50,000 was payable to PwCS upon the Company's providing PwCS with a written request for the opinion, and an additional $50,000 was payable at the time PwCS informed the Company that they were prepared to render the opinion and the balance payable when the opinion was delivered to the Company in writing. The Company also agreed to pay PwCS a fee ("Advisory Fee"), in connection with a Transaction equal to 1% of the Aggregate Consideration (as defined below) up to $70,000,000 plus 2% of the Aggregate Consideration above $70,000,000; provided, however, that if such Transaction involves the disposition (or other form of transaction within the definition of Transaction) only of the Company's Telemetry Division, the Advisory Fee shall equal 1% of the Aggregate Consideration up to $45,000,000 plus 2% of the Aggregate Consideration above $45,000,000. The minimum Advisory Fee paid to PwCS upon the closing of a Transaction will be $500,000.

   "Aggregate Consideration" includes:

     (i) The total consideration received or to be received by the Company, its stockholders and its holders of equity-linked securities, cash, loans, securities (valued as set forth in subparagraph (iv) below), real and personal property (at its fair market value) any distributions from the date of the Letter Agreement to the closing of the Transaction and the total amount of funded debt (including capital leases) assumed or taken subject to.


     (ii) If a portion of such consideration includes future contingent payments, whether pursuant to earn-outs, hold-backs or otherwise, Aggregate Consideration will include the maximum amount of such payments which, in any event, will be valued immediately prior to the closing and included in Aggregate Consideration. If there is no maximum or if the parties cannot agree on a value, Aggregate Consideration will be determined in accordance with the last sentence of subparagraph (iv) below.

     (iii) The value of any contracts for property or services entered into by the Company with the other party to the Transaction, including, without limitation, any management, consulting and non-compete agreements, determined, if necessary, in accordance with the last sentence of subparagraph (iv) below, it being understood that such value shall be determined at the closing but take into account reasonable costs incurred by the Company in meeting its affirmative obligations under such agreements.

     (iv) If the Aggregate Consideration for the Transaction includes securities, the value of such securities (whether debt or equity) will be (if there is a public trading market therefor) the average of the last sales prices for the five trading days immediately preceding the closing of the Transaction and the five trading days immediately following the closing of the Transaction (or if the securities are not traded until the closing of the Transaction, for the twenty trading days following the date of such closing), or (in the absence of a public trading market therefor) the fair market value thereof as the Company and PwCS agree on the day prior to the closing. However, if the parties are unable to agree upon a fair market value for such securities (or any other consideration valued pursuant to subparagraphs (i) through (iv)), then the parties together will select an investment banking firm respected in the merger and acquisition field to determine a value.

     Based on the value of the transactions contemplated by the Offer and the Merger, the fees payable to PwCS upon consummation of the Offer will amount to approximately $946,000 (which amount includes $50,000 paid to PwCS as a retainer fee and $200,000 paid in connection with the compensation for PwCS's written fairness opinion).

     Except as disclosed herein, neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any other person to make solicitations or recommendations to security holders on its behalf concerning the offer.


ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

     (a) To the extent currently known to the Company, no transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or Subsidiary of the Company.

     (b) To the extent currently known to the Company, each executive officer, director, affiliate or subsidiary of the Company currently intends to tender, pursuant to the Offer, all Shares which are held of record or beneficially owned by such person (other than options which are subject to cash-out pursuant to the Merger Agreement).


ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiations in response to the Offer that relates to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any Subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any Subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.


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

     (b) Except as described in Item 3(b) or 4 above (the provisions of which are hereby incorporated herein by reference), there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).


ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED


     Section 203 of the Delaware General Corporation Law. Section 203 of the DGCL regulates certain business combinations, including mergers, of a Delaware corporation, such as the Company, with a person that has, individually or with or through its affiliates or associates, acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding voting stock of such corporation. Since the Company Board has approved the Merger Agreement, the Offer and the Merger, Section 203 of the DGCL will not apply to the Offer and the Merger.


ITEM 9. MATERIAL TO BE FILED AS EXHIBITS


   Exhibit 99.1 Confidentiality Agreement, dated as of October 8, 1998 by and among Parent and the Company.


   Exhibit 99.2 Agreement and Plan of Merger, dated as of March 1, 1998, by and among Parent, Purchaser and the Company.


   Exhibit 99.3 Tender Agreement, dated as of March 1, 1999, among Parent,
               Purchaser, Steel Partners II, Sandera Partners, L.P. and Newcastle Partners, L.P.


   Exhibit 99.4 Form of Retention Agreement between the Company and certain key employees.


   Exhibit 99.5 Form of Retention Agreement between the Company and certain key employees employed in Turkey.


   Exhibit 99.6 Form of Retention Agreement between the Company and certain key financial employees.


   Exhibit 99.7 The Company's Information Statement pursuant to Section 14(f)
               of the Securities Exchange Act of 1934 and Rule 14f-1 thereunder(Annex A hereto).*


   Exhibit 99.8 Copy of Letter to Stockholders, dated March 5, 1999.*


   Exhibit 99.9 Text of Press Release issued by the Company, dated March 1,
               1999 (incorporated herein by reference to Exhibit 2 to the Company's Current Report on Form 8-K dated March 1, 1999 filed by the Company with the Commission on March 2, 1999).


   Exhibit 99.10 Opinion of PricewaterhouseCoopers Securities, LLC dated March
              1, 1999 (Annex B hereto).*


----------
* Included in materials being distributed to stockholders of the Company with this Schedule 14D-9.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                        AYDIN CORPORATION



                                        By: /s/ Gene S. Schneyer
                                           -------------------------------
                                           Gene S. Schneyer
                                           Vice President, Secretary and
                                           General Counsel




Dated: March 5, 1999

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